UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Grupo Aval Acciones y Valores individual financial statements for the period ended June 30, 2014.

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Balance Sheets For the period ended June 30, 2014 (Stated in millions of Colombian pesos) Under Col GAAP

	First Half
	1st Quarter March 31st	2nd Quarter June 30th	First Half (Six months)
Assets
Short Term Assets:
Cash	$52,208	98,073	98,073
Short term Investments, net	112,813	34,952	34,952
Short term loans	477,577	224,273	224,273
Deferred charges	248	165	165
Total Short Term Assets	642,846	357,463	357,463

Long term Investments, net	12,570,174	13,171,264	13,171,264
Property, plant and equipment, net	624	586	586
Intangible assets, net	754,101	833,630	833,630
Deferred charges	111	846	846
Reappraisal of assets	11,502,928	10,997,227	10,997,227
Total Long Term Assets	24,827,938	25,003,553	25,003,553

Total assets	$25,470,784	25,361,016	25,361,016

Debtor Memorandum accounts:
Contingent Debtors	0	260,342	260,342
Tax - Debtor	16,081,292	16,258,050	16,258,050
Control Debtors	891,197	908,670	908,670
Contingent creditors per contra	3,151,175	3,009,959	3,009,959
Control creditors per contra	875,225	875,225	875,225
Tax creditors per contra	17,215,053	17,163,270	17,163,270
Total Memorandum Accounts	$38,213,942	38,475,516	38,475,516

Liabilities and Shareholders' Equity

Short Term Liabilities:
Financial obligations	$76,218	72,802	72,802
Suppliers	258	157	157
Accounts payable	634,934	361,493	361,493
Taxes, fees and charges	19,888	8,802	8,802
Labour obligations	804	809	809
Estimated liabilities and provisions	2,994	7,100	7,100
Other liabilities	1,360	1,297	1,297
	105,499	105,499	105,499
Total Short Term Liabilities	841,955	557,959	557,959

Financial Obligations	0	232,500	232,500
Bonds outstanding	618,750	618,750	618,750
Total Long Term Liabilities	618,750	851,250	851,250

Total Liabilities	1,460,705	1,409,209	1,409,209

Shareholders' Equity:
Social Capital	20,407	20,407	20,407
Capital Surplus	7,553,133	7,539,856	7,539,856
Reserves	3,599,034	3,599,034	3,599,034
Inflation Adjustments	874,470	874,470	874,470
Retained Earnings	460,107	920,813	920,813
Reappraisal of assets	11,502,928	10,997,227	10,997,227
Total Shareholders' Equity	24,010,079	23,951,807	23,951,807

Total Liabilities and Shareholders' Equity
	$25,470,784	25,361,016	25,361,016

Creditor Memo Accounts:
Contingent debtors per contra	0	260,342	260,342
Tax debtors per contra	16,081,292	16,258,050	16,258,050
Control debtor per contra	891,197	908,670	908,670
Contingent creditors	3,151,175	3,009,959	3,009,959
Control creditors	875,225	875,225	875,225
Tax creditors	17,215,053	17,163,270	17,163,270

Total Memo Accounts	$38,213,942	38,475,516	38,475,516

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statements of Income For the period ended June 30, 2014 (Stated in million of Colombian pesos, except earnings per share) Under Col GAAP

	First Half
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)
Operating Income
Dividends	$363	35	398
Interest	6,990	474	7,464
Financial Returns	2,811	1,276	4,087
Equity method, net	454,729	500,930	955,659
Recovery for equity changes	19,165	1	19,166
Total Operating Income	484,059	502,715	986,774

Gross Income	484,059	502,715	986,774

Operating expenses – Administration and Sales:
Personnel expense	6,468	6,355	12,823
Fees	4,038	4,640	8,678
Industry and Trade	3,101	3,194	6,295
Tax on financial transactions	2,005	813	2,818
Discountable sales tax	0	0	0
Leases	190	190	380
Contributions and memberships	86	87	173
Insurance	0	5	5
Services	171	320	491
Legal expenses	13	3	16
Maintenance and repairs	19	17	36
Adaptation and installations	1	1	2
Travel expenses	80	9	89
Depreciation	52	55	107
Amortization of Intangibles	6,021	6,413	12,434
Amortization of deferred assets	87	84	171
Loss (gain) on foreign exchange transactions	6	424	430
Operating expenses - sales	875	3,314	4,189
Various	108	107	215
Total operating expenses – administration and sales	23,320	26,032	49,352

Operating Income	460,739	476,683	937,422

Non-operating Income
Loss (gain) on foreign exchange transactions	3,051	3,508	6,559
Fees	16,533	14,653	31,186
Services	1	2	3
Better uses	0	(0)	0
Recoveries	202	77	279
	19,787	18,240	38,027
Non-operating expenses
Financial expenses	17,263	15,092	32,355
Various	230	61	291
Loss in equity method by changes in shareholders' equity	605	16,744	17,349
	18,098	31,897	49,995

Non-operating income, net	1,689	(13,657)	(11,968)

Income before income taxes	462,428	463,026	925,454

Income tax and other	(2,320)	(2,321)	(4,641)

Net Income	$460,107	460,706	920,813

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Cash Flows For the period ended June 30, 2014 (Stated in million of Colombian pesos) Under Col GAAP

	First Half
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)
Cash flows from operating activity:
Net Income	$460,106	460,707	920,813
Non-controlling interest	0		0

Adjustments for conciliation of net income and net cash from operating activity:
Amortization of goodwill	6,021	6,413	12,434
Depreciation of properties, plant and equipment	52	55	107
Allowance for loans and accounts receivable, net	0	0	0
Decrease (increase) in trading investments	(99,314)	77,861	(21,453)
Acquisition of Investments	0	0	0
Dividends received during the period	477,520	2,500	480,020
Equity Method Income	(454,729)	(500,930)	(955,659)
Recovery for equity changes	(19,165)	(1)	(19,166)
Loss on equity Method	605	16,744	17,349
Increase (decrease) in deferred charges		(735)	(735)
Amortization of deferred charges	87	84	171
Decrease (Increase) in Accounts Receivable	(263,433)	250,785	(12,648)
Reversal on exchange adjustments			0
Increase in Other Assets, net (tax and contributions advances)	(2,518)	2,518	0
Decrease (Increase) in Other Liabilities - Net (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and allowances)	(2,223)	(5,755)	(7,978)
Increase (decrease) in acquired goodwill	(19,834)	(85,942)	(105,776)
Equity tax payment	0		0

Net cash from operating activity	83,175	224,304	307,479

Cash Flows from investing activity:
Decrease (Increase) in loans	0		0
Resources from sales of properties, plant and equipment	0		0
Resources from sale of investments	0		0
Resources from sale of foreclosed assets	0		0
Purchase of properties, plant and equipment	(70)	(17)	(87)
Acquisition of controlled companies	(901,359)	(132,681)	(1,034,040)
Sale of controlled companies	0		0
Net cash used in investing activities	(901,429)	(132,698)	(1,034,127)

Cash Flows from financing activity:
Dividends paid	(264,272)	(274,827)	(539,099)
Increase (decrease) in deposits	0	0	0
Increase (decrease) in interbank and overnight borrowings	0		0
Acquisition of other borrowings from banks	0	232,500	232,500
Payment of other borrowings from banks	0		0
Bonds Issuance	0		0
Bonds Payment	0		0
Increase (decrease) in non-controlling interest	0		0
Issuance of shares	297,253	0	297,253
Net cash (used in)/provided by financing activties	32,981	(42,327)	(9,346)

Effect of exchange differences of cash and cash equivalents	1,648	(3,414)	(1,766)

Decrease in cash and cash equivalents	(783,625)	45,865	(737,760)

Cash and cash equivalents at beginning of period	835,833	52,208	835,833

Cash and cash equivalent at end of period	$52,208	98,073	98,073

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Shareholder´s Equity For the period ended June 30, 2014 (Stated in million of Colombian pesos) Under Col GAAP

		EquitySurplus
		Additional			Reserves		Equity		Reappraisal
	Social Capital	paid-in capital	Goodwill	Equity Method	Legal	Occasional	Inflation Adjustments	Net Income	of assets	Shareholders´ Equity

Balance at December 31, 2013	$20,178	5,784,518	0	1,426,345	9,276	3,373,688	874,470	766,063	10,683,671	22,938,209

Constitution of reserves for future distributions						766,063		(766,063)		0
Increase in legal reserve					813	(813)				0
To distribute a cash dividend of $ 4.35 per share and per month during the months of April to September 2014, both months included as well:
Over 20,406,943,099 common and preferred shares subscribed						(550,987)				(550,987)
With benefit:										0
Application of the equity method				45,246						45,246
Issuance of 228,655,784 shares with the right to preferential subscription	229	297,024								297,253
Dividend reversals						994				994
Reapprisal of investments (notes 5 and 10)									819,257	819,257
Net Income								460,107		460,107

Balance at March 31, 2014	20,407	6,081,542	0	1,471,592	10,089	3,588,945	874,470	460,107	11,502,928	24,010,080

Constitution of reserves for future distributions										0
Increase in legal reserve										0
Application of the equity method				(13,278)						(13,278)
Reappraisal of Investments (notes 5 and 10)									(505,701)	(505,701)
Net Income								460,706		460,706

Balance at June 30, 2014	20,407	6,081,542	0	1,458,314	10,089	3,588,945	874,470	920,813	10,997,227	23,951,807

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel